

April 16, 2010

By Facsimile and U.S. Mail

Mr. Stephen M. Siedow
Chief Financial Officer
Petrocorp Inc.
1065 Dobbs Ferry Road
White Plains, New York 10607

> **Re:** **Petrocorp Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 9, 2009**
> **Form 10-K/A-1 for the Fiscal Year Ended December 31, 2008**
> **Filed March 24, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 16, 2009**
> **Response Letter Dated March 19, 2010**
> **File No. 3-141993**

Dear Mr. Siedow:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 19, 2010 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A-1 For the Fiscal Year Ended December 31, 2008

Explanatory Note, page 3

1.   Please remove reference to comments by the staff as management's basis for filing an amended Form 10-K.

Consolidated Balance Sheets, page F-3

2.   We note your response to comment two of our letter dated December 22, 2009 as
        well as the restated balance sheet as of December 31, 2008. We see that you have
        classified your oil and gas properties as 'Undeveloped acreage,' which could
        cause investor confusion as there is no corresponding disclosure to determine
        whether such properties are proved or unproved.   As previously requested, please
        clarify the nature of this balance and specifically address why you have not
        classified your total oil and gas properties balance as unproved on the face of your
        balance sheet. Refer to paragraph 11(a) (i) of FAS 19 [FASB ASC 932-360-25-6]
        for the suggested classification of mineral interests in properties.

Consolidated Statements of Operations, page F-4

3.   We note your response to comment three of our letter dated December 22, 2009
        as well as your restated statement of income for the year ended December 31,
        2008. We note that you have classified the sales of oil and gas as oil and gas
        revenues earned during the exploration stage. Based on your disclosures as to the
        status of your operations and your determination that you are an exploration stage
        company (development stage pursuant to FAS 7), it appears that the income you
        have earned from the sale of oil and gas during the exploration stage does not
        meet the definition of revenue as you have not commenced your central or
        ongoing major operations. Please modify your presentation within the statement
        of operations to classify and identify these amounts as "income earned during the
        exploration stage" rather than as oil and gas revenue, or tell us why you believe
        this modification is not appropriate.

Notes to Financial Statements, page F-7

4.   We note your response to comment five of our letter dated December 22, 2009.
        Please clarify why you have not provided the supplementary disclosures required
        by paragraph 7 of FAS 69 [FASB ASC 932-235-55-1 through 7]. For example, if
        you believe that certain of the disclosure requirements are not applicable because
        you have not declared reserves, please so state.

Note 5 - Oil and Gas Properties, page F-14

5.   We note your response to comment six of our letter dated December 22, 2009.
        However, your response does not specify why your properties located in certain
        locations, including Oklahoma and Italy, increased substantially in 2008 nor do
        you specify the nature of the costs incurred at these locations and whether the
        related properties have been evaluated for proved reserves. Please provide this
        information as previously requested.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Note 3 Marketable Securities – Restricted, page 6

6.   We note your response to comment seven of our letter dated December 22, 2009 which lacked a reference to the accounting literature you relied upon to support your presentation. As such, please specify the accounting literature you relied upon in accounting for the exchange of Union Energy LLC for restricted shares of Tamm Oil and Gas Corp. In doing so, please tell us how you considered the guidance of ASC 845-10-05 and 845-10-30 regarding the accounting for nonmonetary transactions, which is generally based on the fair value of the asset surrendered. See ASC Topic 820 for guidance on fair value measurement.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                                        Sincerely,

                                        Mark C. Shannon
                                        Branch Chief